March 6, 2017

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:     Actuant Corporation
Comment Letter dated February 9, 2017
Form 10-K for Fiscal Year Ended August 31, 2016 - Filed October 28, 2016
Definitive Proxy Statement on Schedule 14A - Filed December 5, 2016
Form 8-K - Filed December 21, 2016
Form 10-Q for Fiscal Quarter Ended November 30, 2016 - Filed January 9, 2017
File No. 1-11288

Dear Mr. O’Brien:

Actuant Corporation, a Wisconsin corporation (the “Company”), hereby submits the following responses to the comments in your letter dated February 9, 2017 (the “Comment Letter”) with respect to the above referenced filings. For convenience, each of the Staff’s comments are reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year Ended August 31, 2016

General

1.
On page 4 you identify certain automakers to whom you sell your products. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, OEMs or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response: The Company has no known past, current, or anticipated contacts with Sudan or Syria, directly or indirectly through its subsidiaries, affiliates, distributors, customers (OEM or otherwise), or other direct or indirect arrangements. Further, the Company does not have any subsidiaries, affiliates, offices, investments or employees in Sudan or Syria. The Company does not have any distributors or other business partners that are approved to sell the Company’s products into Sudan or Syria.

The Company maintains a trade management system, including a Company policy, trade compliance procedures, and standard commercial terms and conditions, to help ensure the Company’s compliance with U.S. economic sanctions and export controls administered by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department Bureau of Industry and Security (“BIS”). The Company believes it is in compliance with all applicable U.S. economic sanctions and export controls, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.

While we do sell certain of our component products to the automakers identified in the above referenced filing (or to OEMs who supply these automakers), neither the Company nor any of its subsidiaries is in any way connected with any commercial activity between those automakers and Sudan or Syria, if applicable. The

Company sells its component products to these automakers (or to OEMS who supply these automakers), who in turn sell various types of vehicles to end-users throughout the world. The Company has no control over the sale of these vehicles to end-users and does not direct any of its selling/commercial efforts towards sales to Sudan or Syria.

To the Company’s knowledge, it does not provide, directly or indirectly, any products, technology or services into Sudan or Syria, and has not had any agreements, arrangements or other contacts with the Governments of Sudan or Syria or with entities known to be controlled by the Governments of Sudan or Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As indicated above, the Company does not have any direct or indirect, past or current contacts with Sudan or Syria. The Company has no assets in, or revenues generated from, Sudan or Syria. Further, the Company does not believe its relationship with the automakers identified in the above referenced filing (or with OEMs who supply these automakers) to be a source of negative investor sentiment against the Company or the cause of potential harm to the Company’s reputation or share value. The Company has not received any communications from investors, analysts, activist groups or others expressing concern regarding the Company’s relationship with such automakers (or with OEMs who supply these automakers). As described above, the Company is not associated with any business activities that these automakers may have in Sudan or Syria. Accordingly, the Company believes that there is not a material investment risk to the Company’s security holders.

Financial Statements, page 27

Note 1- Summary of Significant Accounting Policies, page 34

Restructuring, page 35

3.
We note you recorded material restructuring charges of $14.6 million in fiscal year 2016. Please expand your disclosure to quantify the total amount of costs expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments, for each reportable segment for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. In subsequent periods, disclose if the anticipated cost savings were realized. If actual savings are not achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance. This also applies to your interim reports on Form 10-Q.

Response: Beginning in fiscal 2016, the Company initiated various actions as part of a Restructuring Plan (the “Plan”) including workforce reductions, plant consolidations to reduce manufacturing overhead, satellite office closures, the continued movement of production and product sourcing to low cost alternatives and the centralization and standardization of certain administrative functions.  The Plan was expected to result in restructuring charges of approximately $20 to $25 million in aggregate in fiscals 2016 and 2017.  The Company generally expects a two year payback (i.e. savings) on restructuring actions.

In the Company’s Form 10-K referenced above, the Company specifically discloses the actual restructuring charges incurred (for each reportable segment and in total) through August 31, 2016 on page 35.   Similarly, the Company discloses year-to-date fiscal 2017 restructuring charges (for each reportable segment and in total) on page 8 of its Form 10-Q for the fiscal quarter ended November 30, 2016.

In future filings, the Company will expand its disclosures to include the cumulative amount of restructuring charges incurred to-date under the Plan.   Additionally, the Company will quantify the total amount and timing of future costs expected to be incurred, the cost savings realized to-date and anticipated future cost savings (along with the timing or if such cost savings are not realized) under the Plan in accordance with the guidance in SAB Topic 5:P.4.

As illustration, the Company would have added the following disclosure to its most recently filed Form 10-Q for the fiscal quarter ended November 30, 2016 (either in “Note 3. Restructuring” or in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”):

“The Company anticipates restructuring initiatives and related pre-tax charges continuing for the balance of fiscal 2017, including approximately $3 to $5 million of additional pre-tax restructuring charges. The Company does not anticipate significant pre-tax restructuring charges to continue into fiscal 2018, though plant consolidations and production movements between plants will remain a focus for the Company.

Pre-tax cost savings realized from executing these restructuring initiatives totaled approximately $8 million in fiscals 2016 and 2017 (to-date).   The Company anticipates realizing an additional approximately $11 to $13 million in pre-tax cost savings for the balance of fiscal 2017 and in fiscal 2018 for all restructuring initiatives implemented in fiscals 2016 and 2017.”

Note 10 - Income Taxes

4.
Upon your divestiture of the Sanlo business, you recorded a $5.1 million pre-tax loss and a $1.6 million after-tax gain. Please help us better understand the impact of income taxes on this transaction pursuant to ASC 740 and correspondingly how this resulted in the recording of an after-tax gain in light of the pre-tax loss.

Response: The Company advises the Staff as follows regarding the fiscal 2016 divestiture of the Sanlo business, with the sole purpose of aiding the Staff’s understanding of the impact of income taxes on this transaction pursuant to ASC 740.

For income tax purposes, this divestiture was treated as a sale of stock.  The difference between the pre-tax loss ($5.1 million) and after-tax gain ($1.6 million) is due to the book and income tax basis differential, which resulted in an income tax loss of $8.4 million which is greater than the aforementioned book loss of $5.1 million. The income tax loss from the sale of stock yields a $3.0 million income tax benefit in addition to the impact of absorbing the carrying value of net deferred tax liabilities of $3.7 million (primarily related to goodwill and intangible asset temporary differences) as of the date of the divestiture. The book loss of $5.1 million combined with the total income tax benefit of $6.7 million results in a net after-tax gain of $1.6 million upon divestiture.

Form 10-Q for Fiscal Quarter Ended November 30, 2016

Results of Operations

Income Tax Expense, page 24

5.
Please help us better understand the components of your income tax benefit of $3 million for the three months ended November 30, 2016. Of this $3 million, we note that you recorded a $2.9 million tax benefit during the three months ended November 30, 2016 related to the discrete director and officer transition charges of $7.8 million. After removing both the expense and income tax benefit associated with these discrete director and officer transition charges, it appears that you have an income tax benefit of approximately $.1 million on pre-tax income of $9.8 million. Please help us better understand, and further clarify in your disclosures, why the effective tax rate on the remainder of your earnings would be significantly lower than both your statutory rate and your effective income tax rates in prior periods. For example, we note that your effective income tax rate for the three months ended November 30, 2015 was 12.4%.

Response: The Company advises the Staff as follows - with the purpose of aiding the Staff’s understanding of the Company’s first quarter effective income tax rate (excluding the discrete director and officer transition charges as indicated by the Staff).

General:
The Company's income tax expense (or benefit) is impacted by a number of factors, including the amount of taxable earnings derived in foreign jurisdictions with income tax rates that are lower than the U.S. federal statutory rate, permanent items, state income tax rates and the ability to utilize various income tax credits and net operating loss carryforwards.

In the Company’s Form 10-Q referenced above, the Company specifically discloses that the key items impacting its effective income tax rate in both periods presented include 1) the “proportion of earnings in foreign jurisdictions” and 2) the “amount of tax benefits derived from tax planning initiatives.” Specific to fiscal 2017, excluding the director and officer transition charges, foreign income tax rate differential reduced the first quarter effective income tax rate from the 35% federal statutory rate by 20%, while income tax planning initiatives reduced the first quarter effective income tax rate by 17%.

Proportion of earnings in foreign jurisdictions - to quantify the impact of this item on the effective income tax rate, the Company discloses the percent of earnings before income taxes derived from foreign jurisdictions for both periods presented and indicates that income tax rates in these foreign jurisdictions are lower than the U.S. statutory rate,  “Our earnings before income taxes consisted of 80% of earnings from foreign jurisdictions in fiscal 2017, compared to 75% in fiscal 2016, which had the impact of reducing the current year effective income tax rate.” With this information, a reader of the financial statements is 1) able to anticipate a lower than U.S. statutory effective income tax rate for both periods presented and 2) anticipate a lower effective income tax rate in fiscal 2017 versus fiscal 2016 based upon the comparative year differential in foreign-based earnings percentages.

Amount of tax benefits derived from tax planning initiatives - to provide relative context to the impact of this item on the effective income tax rate, the Company uses descriptive modifiers such as “significantly lower than the federal income tax rate” to describe fiscal 2017 income tax planning initiatives versus only “lower than the federal income tax rate” for fiscal 2016 income tax planning initiatives.   It is important to note the effective rate impact of income tax planning is more significant in a year of “reduced earnings before income taxes” such as fiscal 2017 and is a further contributing factor to a significantly lower than federal income tax rate. As such, a reader of the financial statements is 1) able to anticipate a lower than U.S. statutory effective income tax rate for both periods presented and 2) anticipate a lower effective income tax rate in fiscal 2017 versus fiscal 2016 based upon a more significant impact of tax planning initiatives in fiscal 2017. The primary income tax planning initiative in fiscal 2017 includes the recognition of a tax benefit of certain losses from prior years for which no tax benefit was previously recognized. The primary income tax planning initiative in fiscal 2016 included certain foreign currency gains and losses recognized for tax purposes.

As a result, the Company’s view is our existing disclosures are generally adequate and consistent with our letter to you dated February 25, 2016 in which we committed to “expand our disclosures to quantify the factors impacting income tax expense and the effective tax rate.”

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Bonus, page 21

6.
In future filings, if you believe disclosure of the Combined Management Measure targets would cause competitive harm in reliance upon Item 402(b) of Regulation S-K, please disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed CMM targets. Please see Regulation S-K Compliance & Disclosure Interpretation 118.04 and Instruction 4 to Item 402(b) of Regulation S-K.

Response: Annual bonus targets established for the Company’s executives are directly aligned to shareholder interests and are established based upon the anticipated achievement of annual operating plans. The annual operating plans serving as the basis for the annual bonus targets of our executives are established based upon realistic expectations for maximizing the Company’s performance in light of market realities and potential.

As noted on page 23 of the Definitive Proxy Statement on Schedule 14A, the Company modified the annual bonus for fiscal 2017 to include the financial metrics of core sales, EBITDA margin, and free cash flow (effectively replacing the Combined Management Measure). Currently, we believe these new metrics to be less proprietary and more translatable to actual GAAP and reconciled non-GAAP results than our historic Combined Management Measure. As a result, we currently anticipate we will directly disclose the specific annual bonus targets for our named executive officers (NEOs) in future filings and we will no longer rely upon Item 402(b) of Regulation S-K. To the extent we do elect to rely upon Item 402(b) of Regulation S-K, we will be sure to incorporate the additional disclosures requested by the Staff in future filings.

Equity Compensation, page 23

Performance Based Restricted Stock, page 23

7.
We note your disclosure that you awarded performance share awards based upon a three year measurement period. In future filings, please disclose the Free Cash Flow Conversion and TSR targets, the actual Free Cash Flow Conversion and TSR performance, and how you determine the actual payout of the awards to each of your named executive officers, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and that such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If you omit the disclosure of targets because it will result in competitive harm in reliance upon Item 402(b) of Regulation S-K, in future filings, state so, and include a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria. Please see Regulation S-K Compliance & Disclosure Interpretation 118.04 and Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company typically grants performance based restricted stock (“Performance Shares”) to our executives once per fiscal year, at the beginning of the fiscal year. The Company’s Performance Share awards have a 3-year performance period, with vesting based 50% on achievement of an absolute Free Cash Flow Conversion target and 50% on the Company’s TSR relative to the S&P 600 SmallCap Industrial Index (approximately 90 companies). This has been our practice for several fiscal years.

As a result, within each fiscal year, there is only one new grant of Performance Shares (for which performance targets would be disclosed) and only one potential vesting of Performance Shares (for which actual results would be disclosed). Regarding our most recent Definitive Proxy Statement on Schedule 14A, we disclosed the Free Cash Flow Conversion and TSR targets for the fiscal 2016 Performance Share grant on page 23 in tabular format (as follows):

Measure	Threshold	Target	Maximum
Vesting Scale (as a percentage of Target)	50%	100%	150%
Relative TSR Percentile	25th	50th	75th
Free Cash Flow Conversion	100%	115%	140%

Additionally, we disclosed the actual vesting percent for the Free Cash Flow Conversion and TSR metrics for the fiscal 2014 Performance Share grant (vesting in fiscal 2016) on page 24 when we state “The three-year measurement period for the fiscal 2014 Performance Share grant ended August 31, 2016 and resulted in the vesting of 122% of the Free Cash Flow Conversion restricted stock shares and 0% of the TSR restricted stock shares.”

We believe our disclosures surrounding the fiscal 2016 Performance Share grant to be adequate and appropriate. As it relates to Performance Shares vesting in the fiscal year, in future filings, we will replace our existing disclosure (on page 24) with the following tabular format (utilizing the most recently completed 3 year performance period as an illustrative example):

2014 Performance Grant - 3 Year Performance Period
Original Target Relative TSR Percentile	50th
Original Target Free Cash Flow Conversion	125%
Vesting Scale at Target for Relative TSR Percentile
and Cash Flow Conversion	100%
Actual Relative TSR Percentile	< 25th
Actual Relative Cash Flow Conversion	136%
Actual Vesting for Relative TSR Percentile	—%
Actual Vesting for Cash Flow Conversion	122%

Form 8-K Filed December 21, 2016

8.
We note you present projected Adjusted EPS and Free Cash Flow for 2017 without presenting and reconciling to corresponding GAAP amounts. Please revise your disclosures pursuant to the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company does not develop or provide external guidance for GAAP EPS or Cash Flow from Operations due to the inherent difficulties in predicting the amounts and timing of certain future restructuring costs, business gains/losses, impairments, tax adjustments, refinancing costs and other items that we generally exclude from Adjusted EPS or Free Cash Flow.  However, in future filings, the Company will provide the requested reconciliation with the above difficulties noted in the footnote to the reconciliation.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly at 262-293-1777, or Robert Wrocklage, Corporate Controller, at 262-293-1612.

Very truly yours,

/s/ Rick T. Dillion

Rick T. Dillion
Executive Vice President and Chief Financial Officer